

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2014

<u>Via E-mail</u>
Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

> **Re: FedEx Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2013**
> **Filed July 15, 2013**
> **File No. 1-15829**

Dear Mr. Graf:

We refer you to our comment letter dated February 25, 2014 regarding business contacts with Syria, Sudan and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Robert T. Molinet
       Corporate Vice President-Securities and Corporate Law

       Max Webb
       Assistant Director
       Division of Corporation Finance